FORM 6-K
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004

                        Commission File Number 000-49963


                       International Financial Group, Inc.
                       -----------------------------------
             (Exact name of registrant as specified in its charter)


                                 Cayman Islands
                                 --------------
                    (State of incorporation or organization)


           Suite 4, Temple Building, Main and Prince William Streets,
                             Charlestown, Nevis, WI
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                  -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Signatures
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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           INTERNATIONAL FINANCIAL GROUP, INC.
                                                      (Registrant)

Date: March 22, 2004                       By: /s/ Daniel MacMullin
                                              -----------------------------
                                                   Daniel MacMullin
                                              Director, President, CEO, CFO




Item 1.  Director Appointment
-----------------------------

On March 22, 2004, Mr. Cory Sautter was appointed Director to the Board of Directors of International Financial Group, Inc.

Mr. Sautter is currently employed with Victory Awning Company, in Phoenix, Arizona as Sales Manager (since August 2002). Victory Awning Company manufactures commercial and residential awnings and supplies labour for installations. Previously, he was Operations Manager with Glowrance LLC, in Phoenix. During this time, Mr. Sautter designed and manufactured golf equipment (glowing golf ball dispenser and lighted driving range targets). From January 1994 until December 1999, Mr. Sautter was a golf instructor and operations manager with John Jacobs Golf Schools located in Scottsdale Arizona. Mr. Sautter attended Iowa Western Community College, Council Bluffs, IA in the Liberal Education program. Mr. Sautter has a personal bankruptcy that was discharged in 1997. Mr. Sautter has not previously been a director of a reporting company.

Cory Sautter is an American citizen and currently resides in Arizona.